201 Broadway Cambridge, MA 02139 www.iqvia.com

September 29, 2022

VIA EDGAR

Christopher Dunham
Amanda Ravitz
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

            RE:      IQVIA Holdings Inc.
                        Definitive Proxy Statement on Schedule 14A
Filed February 28, 2022
File No. 001-35907

Dear Mr. Dunham and Ms. Ravitz,

The purpose of this letter is to respond to your letter of September 19, 2022 (the “Letter”).

I am writing to confirm that, to the extent applicable, IQVIA Holdings Inc. (the “Company”) will enhance its future proxy statement disclosure in accordance with the topics discussed in the Letter as well as with respect to any material developments to the Company’s risk oversight structure, in each case, in accordance with Item 407(h) of Regulation S-K.

Sincerely,

IQVIA Holdings Inc.

	By:	/s/ Eric Sherbet
Eric Sherbet
Executive Vice President, General Counsel and Secretary

cc:	Ari Bousbib, Chairman, Chief Executive Officer and President
IQVIA Holdings Inc.

Lyuba A. Goltser, Partner
Weil, Gotshal & Manges LLP